SECURITIES AND EXCHANGE COMMISSSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25



                          Commission File Number 1-9819

                              NOTICE OF LATE FILING

                                  (Check One):

     [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

     For the Period Ended:                          December 31, 2000

[   ]  Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

     For the Transition Period Ended:



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                                DYNEX CAPITAL, INC.
                             (Full name of registrant)


                            4551 Cox Road, 3rd Floor
                           Glen Allen, Virginia 23060
                     (Address of principal executive office)


                       PART II - RULE 12b-25 (b) AND (c)

     If subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
                                                           [ X ]Yes     [   ] No

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

                                                            [ X ] Yes   [   ] No

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                                            [   ] Yes   [ X ] No


                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Dynex Capital, Inc. ("Company") is unable to file its annual report on Form 10-K for the year ended December 31, 2000 in a timely manner without unreasonable effort or expense. In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("FAS No. 140"). FAS No. 140 replaces the Statement of Financial Accounting Standards No. 125 "Accounting for the Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("FAS No. 125"). FAS No. 140 revises the standards for accounting for securitization and other transfers of financial assets and collateral and requires certain disclosure, but it carries over most of FAS No. 125 provisions without reconsideration. Each of FAS No. 125 and FAS No. 140 set forth standards related to gain-on-sale accounting. While the Company has not accounted for its securitizations using gain-on-sale accounting, FAS No. 140 may impose certain additional disclosure requirements for the Company related to its securitized investment portfolio. The Company is currently in the process of evaluating the additional information requirements of FAS No. 140 along with its independent auditors, Deloitte & Touche, LLP. Such additional quantitative disclosure will be included in Footnote 4 to the Company's consolidated financial statements to the extent that the Company is required to make such disclosure.


                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Stephen J. Benedetti        804                      217-5837
                  (Name)             (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [ X ]  Yes            [   ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ X ]  Yes            [   ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

        In a press release issued April 2, 2001, the Company reported a net loss of $91.9 million for the year ended December 31, 2000, versus a net loss of $75.1 million for the year ended December 31, 1999. The Company reported that the loss for 2000 contained a number of non-recurring items, and that its primary focus throughout 2000 was the sale or resolution of assets to pay down associated debt, letters of credit or similar obligations. During 2000, the Company reported that it reduced on-balance sheet recourse borrowings by $403 million and was released from approximately $180 million of letters of credit obligations. The Company also reported that it had incurred non-recurring losses of $67.5 million related to the sale or resolution of assets to reduce its recourse obligations and charges of $11.0 million relating to the divesting of the Company's remaining investment in auto loans. The Company reported that net interest margin on the Company's investment portfolio was negatively impacted by the almost 20% decline in interest earning assets, increases in short-term interest rates, as well as a higher provision for credit losses. The higher credit losses were primarily due to the deteriorating market conditions in the manufactured housing market during the fourth quarter, which negatively impacted the recovery rate on the sale of repossessed manufactured housing units relating to the Company's portfolio of manufactured housing loans.


     Dynex Capital, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                               DYNEX CAPITAL, INC.



                                 /s/ Thomas H. Potts
                               -----------------------------------
Date:    April 3, 2001         By:      Thomas H. Potts
                                        President